Exhibit 99.3

Dear Shareholders,

In 2007 we focused our efforts on establishing a solid foundation for building the largest food company in Brazil as well as one of the country’s leading exporters in line with our commitment for creating shareholder value. We made significant progress in meeting the targets in our growth plan to 2011, at the same time, ensuring effective sustainability for the Company’s businesses.

We enhanced our processes through a successful plan of expansion and acquisitions. The plan’s underlying strategy is directed to adding value, with a reduction in risks, improved productivity, diversification of supply chains, production, sales, distribution channels, markets and customers, including a differentiated product mix of foods of a high standard and quality for consumers worldwide.

Among the operations concluded during the period, one of the highlights was the negotiations for acquiring Eleva. Given the latter’s operations in the meat and dairy-processed products activities, the rationale behind this acquisition was the complementary nature of the company’s activities with our own as well as Perdigão’s commitment to its corporate strategy and growth plan. Through a well-structured operation for merging the businesses, in February 2008 we absorbed the Eleva operation, against payment in cash and equity, extending equal rights to all the Company’s shareholders.

 During the year, Perdigão incorporated other important new businesses, such as the margarine operation with the purchase of the Doriana, Delicata and Claybon brands and the strategic alliance with Unilever to manage the Becel brand. At the same time, we guaranteed an increased market share for the dairy-processed products business with the acquisition of the remaining 49% of Batávia S.A.’s capital stock. Additionally, we acquired a beef processing plant in Mato Grosso, as well as expanding our already consolidated poultry, pork, milk and processed products’ businesses through the installation of increased capacity.

Continuing our on-going process of internationalization, we negotiated the acquisition of a processed meat company in Europe. Again, as part of the drive to more effectively penetrate emerging markets within Brazil itself, we announced the construction of the Bom Conselho Agro-Industrial Complex in the state of Pernambuco. This will comprise two industrial units, one for dairy-products and the other for specialty meats, together with a distribution center, the latter largely for serving the regional market. This represents one more major step forward in the Company’s 2007-2011 growth cycle.

The Company reported an EBITDA margin of 12.1% for the year, an improvement of 340 basis points reaching R$ 802.7 million, a year-on-year increase of 76.1% and a reflection of the good performance reported for both the domestic and export markets. Gross sales were 27.6% higher, resulting in a net income of R$ 321.3 million, a growth of 174% and a net margin of 4.8%.

(The variations mentioned in this report are comparisons between 2007 and 2006, or the fourth quarter 2007 and the fourth quarter 2006, except when otherwise specified).

OPERATING AND FINANCIAL INDICATORS – 2007

•                  Gross sales of R$ 7.8 billion, 27.6% higher;

•                  Growth of 27.7% in sales revenue and 19.8% in total sales volume from the meats, dairy and other processed products’ businesses;

•                  Domestic sales rose 25.9% with growth of 4.1% in meat volume, 71.4% in dairy-processed products considering the final seven months of 2006 as from the acquisition date of Batávia in June 2006 and growth of 84.2% in volumes of other processed products due to the startup in activities involving the acquired margarine brands and the strategic alliance with Unilever, announced in August 2007;

•                 Good export performance produced a 30% gain in revenues, with meat volumes up by 18.6% and other processed products by 67.3%, reflecting intensified market demand despite the appreciation of the Real against the US dollar;

•                  One of the highlights of the year was the growth in higher value-added products, 29% higher in terms of sales revenue and 23.9% in volume;

•                  Gross profit was R$ 1.9 billion, a growth of 39.4%;

•                  EBITDA registered R$ 802.7 million, an increase of 76.1% for the year and equivalent to an EBITDA margin of 12.1%;

•                  Accumulated net income was R$ 321.3 million, 174% more than in 2006, and representing a net margin of 4.8%;

•                  With a daily average of US$ 18.6 million, financial value of share trading increased 120.8% during the year compared with 2006.

Highlights - R$ million	2007	% Net Sales	2006	% Net Sales	% Ch.
Gross Sales	7,788.6	117.4	6,106.0	117.2	27.6
Domestic Market	4,589.2	69.2	3,644.5	70.0	25.9
Exports	3,199.4	48.2	2,461.4	47.2	30.0
Net Sales	6,633.4	100.0	5,209.8	100.0	27.3
Gross Profit	1,873.3	28.2	1,344.1	25.8	39.4
EBIT	503.9	7.6	191.4	3.7	163.3
Net Income	321.3	4.8	117.3	2.3	174.0
EBITDA	802.7	12.1	455.8	8.7	76.1
EPS*	1.73		0.71		144.5

* Consolidated earnings per share (in Reais), excluding treasury shares.

Highlights - R$ million	4Q07	% Net Sales	4Q06	% Net Sales	% Ch.
Gross Sales	2,276.0	118.4	1,908.0	118.3	19.3
Domestic Market	1,417.4	73.7	1,173.4	72.8	20.8
Exports	858.7	44.7	734.6	45.6	16.9
Net Sales	1,922.2	100.0	1,612.8	100.0	19.2
Gross Profit	556.3	28.9	492.5	30.5	13.0
EBIT	155.9	8.1	138.2	8.6	12.9
Net Income	97.6	5.1	111.7	6.9	(12.7)
EBITDA	240.4	12.5	206.9	12.8	16.2
EPS*	0.53		0.67		(22.1)

* Consolidated earnings per share (in Reais), excluding treasury shares.

EBITDA - R$ million	EBITDA - R$ million
4th Quarter	Annual

SECTORAL PERFOMANCE

The markets continued to perform extremely positively during the period. The domestic market benefited from the real increase in personal incomes and from the policy for controlling the basic interest rate. This scenario reflected in the improvement in consumption, including that of non-durables. In spite of the appreciation of the Real against the US dollar, stronger international demand for Brazilian meat and dairy processed products at higher prices contributed to the excellent performance of the country’s exports.

Exports – Brazilian chicken meat exports totaled 3.3 million tons for the accumulated period of 2007. This was equivalent to an increase of 21% compared with 2006 according to data from the Brazilian Chicken Producers and Exporters Association (ABEF).  Brazilian pork exports reported an increase of 15% to 606 thousand tons in 2007 (Brazilian Pork Industry and Exporters Association  - ABIPECS data). Exports of beef recorded an increase of 1.1% to 1.6 million tons in the same period based on Brazilian Foreign Trade Secretariat (SECEX) statistics. Again according to SECEX, Brazilian powdered milk exports amounted to 45.9 thousand tons, 119% more than in the preceding year. This increase reflects a gradual recovery in some of these markets following import bans and is indicative of vigorous world demand for animal protein and of Brazilian origin.

Domestic Consumption – Accumulated incomes from January through December 2007 increased 3.2% in real terms compared with the same period in 2006, boosting demand for foodstuffs. The Brazilian government statistics office (IBGE) reported a nationwide increase of

6.2% in take-home wages, thanks to improved levels of employment.

Output of frozen meats was up by 8.3% and frozen pastas by 13.5% in 2007. Specialty meats rose 8.9%, and frozen pizzas, 14.6%. AC Nielsen data shows that while the margarine market dipped slightly by 1.5%, dairy-processed products were up 3.3% for the year 2007.

Raw Materials – The US 2007/08 corn crop amounted to 332.1 million tons, 25% more than the preceding crop (USDA data as at February 2008). Despite the record crop, US corn inventory remained stable due to increased use of corn for ethanol production. On the other hand, the US 2007/08 soybean crop was 70.4 million tons, 19% less than the previous crop due to the greater allocation of arable land to corn.

In Brazil, Conab (the National Supply Council) is estimating the 2007/08-corn crop, harvesting of which begins in February 2008, at 53.6 million tons, 4.3% more than the preceding crop according to its latest survey. Conab’s forecast for the 2007/08 soybean crop is 58.5 million tons 0.2%.

Fourth quarter 2007 corn prices in the domestic market were 51% higher than the same period in 2006 while soybean prices also rose 34%. For the year 2007 as a whole, corn prices were up 26% in relation to 2006 and those of soybeans by 16%, according to FNP data.

During the fourth quarter 2007, corn supplies to the domestic market were affected by strong overseas demand. The drought in Europe increased corn import requirements from 4 to 10 million tons. This increase (6 million tons) was entirely met by Brazil, since it is the only corn exporting country that uses GMO-free (genetically modified organism-free) seeds. In the case of soybeans, growth in Chinese demand exceeded forecasts, increasing by 20% during the year. The US market (the largest in the world) further tightened due to a poorer crop. Consequently, world inventory fell and there was an upward shift in prices.

The tendency for higher costs in the 4th quarter has confirmed our predictions in the 3Q07 management report. Forecasts for 1Q08 are that corn prices will slip once harvesting of the upcoming crop in Brazil begins. Domestic soybean prices are expected to remain at current levels due to high quotations on the international market.

The principal factors that have driven up corn and soybean prices over the past few months have been: higher wheat and oil prices, growth in demand for commodities above production capacity and intense speculation on the part of investment funds in the commodities markets.

World milk production has also failed to keep pace with demand. However, in contrast with the third quarter 2007, and with production boosted by the high prices prevailing in preceding months, quotations for the peak fourth quarter period for Brazilian milk output declined. This was in spite of increased exports of dairy-processed products (notably powered milk) and spiraling quotations in the international market. The Center for Advanced Studies in Applied Economics data reveal that in natura milk prices recorded an average year-on-year increase of 32% in 2007.

Similar to other commodities, live cattle prices in the Brazilian market posted a strong surge. Fourth quarter 2007 prices were 24% up on the same period in 2006. In 2007, average prices were 15% higher than those of 2006 according to the CEPEA. Greater slaughtering of breeder stock in the past five years and preliminary IBGE (the 2007 Agricultural Census) figures revealing beef cattle herds below forecast, together with the reversion in the cattle ranching cycle, are all likely to maintain pricing pressure in the first quarter of 2008, despite the start of the main cattle slaughtering season.

INVESTMENTS AND PROJECTS

In 2007, we invested R$ 857.4 million, 34.6% more than in 2006, in line with the strategic growth plan through to 2011. Out of total capital expenditure, 41% was allocated to acquisitions concluded during the course of the year, 30% to new projects and production lines, 10% to the Mineiros Agro-Industrial Complex in the state of Goiás and 19% to improvements and productivity for ensuring organic growth.

Investments - 4Q 2007	Investments - 2007
R$ 290.7 millions - 125.2%higher	R$ 857.4 millions - 34.6%higher

Acquisition of Eleva – The rationale behind the Eleva Alimentos S.A. acquisition was the complementary nature of our businesses and alignment with the Company’s growth plan and strategy, Eleva’s current operations being focused on meats (chicken/pork) and dairy-processed products. Negotiations began in October and were finalized in February 2008, involving an amount of about R$ 1.7 billion, 46% disbursed in the form of a cash payment from funds raised in a primary share offering and 54% in shares.

We consolidated our operations in the milk and dairy-processed products business, complementing Eleva’s operations mainly concentrated in liquid milk, powdered milk and cheese with the Batávia business, based on dairy-processed products. The acquisition also permits us to expand our geographic coverage through Eleva’s chicken slaughtering and processing plants in the states of Mato Grosso do Sul and Bahia, where in the latter state we had no industrial units. In addition, we believe that Eleva will help us capture significant synergies and gains in scale.

The acquisition process involved the following stages: on October 30 2007, we signed the share purchase contract with Eleva, and on January 2 2008, we acquired 23,170,156 shares from Eleva, corresponding to 35.74% of the capital, equivalent to R$ 598.9 million. To ensure the same conditions enjoyed by the controlling shareholder were also attributed to the minorities, a public offering was held for the acquisition of 46% of the shares in Eleva worth R$ 165.9 million. The settlement of the auction took place on the São Paulo Stock Exchange (Bovespa) on February 19 2008.

On February 21 2008, Perdigão incorporated the remaining stake of 54% held by Eleva’s shareholders, corresponding to the portion relative to the share exchange ratio. This was calculated according to the evaluation of the shareholders’ equity based on the market price of the companies, in the ratio of 1 new Perdigão share for every 1.74308855 share of Eleva, resulting in the issue of 20 million new shares in Perdigão, Eleva Alimentos S.A. becoming a wholly owned subsidiary of Perdigão.

Acquisition of a European meat processor – Plusfood - On January 2 2008, we acquired Plusfood, which processes chicken and beef products at three plants in Europe (in the Netherlands, United Kingdom and in Romania) and sells two important brands to the European market (Friki and Fribo). Purchase price was R$ 45 million less debt. This operation will enable the Company to improve its penetration in the European market, notably for greater value-added products, the focus being on capturing final customers in the consumer supply chain, especially in the retail and food service business. In addition, the Company will gain in terms of rationality and time for developing new products, improved delivery times, while obtaining complete control over the services of commercialization and distribution to these business.

Acquisition of the remaining 49% stake in Batávia S.A. – On November 28 2007, we acquired for a cash payment of R$ 155,0 million the remaining 49% stake in Batávia’s capital stock, Batávia becoming a wholly owned subsidiary. This disbursement was entirely from the Company’s own cash generation. Batávia accounts for about 11% of our consolidated sales. Its results had already been fully incorporated into our consolidated figures, the minority stake being recognized accordingly.

Construction of an Agro-Industrial Complex – Bom Conselho-PE – On September 17 2007, Perdigão signed a memorandum of intentions with the government of the state of Pernambuco and the Bom Conselho city government for the construction of an agro-industrial complex. Two industrial units are to be built — one for Batávia for processing dairy products and the other for Perdigão for the production of specialty meats —, in addition to a distribution center (DC).

The capital expenditures for the project are estimated at R$ 280 million, between fixed capital investments and working capital (R$ 200 million), and third party investments (R$ 80 million).  Perdigão is forecasting an outlay of about R$ 100 million for the specialty meats processing plant and a further R$ 70 million for the dairy-processing product unit. More than R$ 20 million and R$ 10 million, respectively, in working capital will be injected into the two plants. These projects are eligible for SUDENE (Northeast Development Agency) fiscal incentives with a 90% tax break on ICMS (state sales tax) and a reduction of 75% in income tax. Of the remaining 25%, a 30% portion may be used for reinvestments.

Expansion in consumption in the Northeast has been at a faster pace than elsewhere in Brazil. The installation of this complex has the advantage of bringing production closer to consumption and manpower, consolidating the Company’s presence in the region and increasing the range of products available to consumers. In addition to strong regional demand, other factors played an important role in the decision to move forward with the project: Bom Conselho has one of the best milk catchment basins in Pernambuco, water and labor is available and the site has a privileged location from the logistics point of view for distribution throughout the Northeast.

Increase in production capacity at Nova Mutum-MT - On August 17 2007, Perdigão unveiled the expansion work at Perdigão Mato Grosso in Nova Mutum, so increasing the unit’s poultry slaughtering capacity by 600% in two years from 40 thousand to 280 thousand head/day. The investments in the project, which included the expansion of the integrated production system, totaled R$ 280 million, R$ 130 million being injected by the company and a further R$

150 million by the rural suppliers in the region over the 2005 – 2007 period.

In addition, a memorandum of intentions was also signed for implementing a poultry slaughtering outsourcing project to supply the Company and located in the city of Nova Marilândia, state of Mato Grosso. This involves the construction of the installations of Frigorífico União Avícola Agroindustrial, a planned poultry-slaughtering unit, by a group of integrated outgrowers. The industrial unit will provide services to Perdigão, slaughtering poultry produced by integrated local and regional outgrowers, a function which is today performed by the slaughtering unit in Nova Mutum. Initially, slaughtering capacity will be 48 thousand head/day with investments being about R$ 30 million.

Strategic alliance with Unilever – On June 25 2007, Unilever and Perdigão announced a joint venture, UP Alimentos, for managing the Becel and Becel ProActiv brands in Brazil as well as identifying opportunities for other businesses.

The two companies bring together Perdigão’s long experience in the manufacture, sale and distribution of food products in Brazil with the advanced technology, marketing and innovation, as well as brand recognition of Unilever both in Brazil and worldwide. This strategic alliance will provide the Brazilian market with high added value items and is aimed principally at consumers seeking health and functional nutrition.

Acquisition of Margarines - Perdigão has acquired the Doriana, Delicata and Claybon, brands in addition to the machinery and equipment from Unilever for a total cost of R$ 75 million. The manufacture of these brands will continue at the Unilever plant in Valinhos (SP). Margarine is a product that is in total synergy with the chain of chilled and frozen products manufactured and distributed by the Company. Growth of this market is one of the priorities in our expansion plan.

Acquisition of a Beef Processing Plant - On June 19 2007, the Company announced the acquisition of the assets of a beef processing plant from Valore Participações e Empreendimentos Ltda. and its partners, and operated by Unifrigo in Mirassol D´Oeste, state of Mato Grosso, at a cost of R$ 110 million. This acquisition is designed to meet the targets for expanding the Company’s beef processing operations. The unit’s capacity, which was 500 head/day, is being gradually ramped up to 2 thousand head/day with a focus on sales to the overseas market.

Acquisition of a slaughtering plant – Jataí – GO - On August 2 2007, at a cost of R$ 28.7 million, Perdigão acquired Paraíso Agroindustrial S.A. including a poultry slaughtering unit and animal feed plant from the Gale Group (Gale Agroindustrial S.A.) in Jataí, state of Goiás. The slaughtering capacity of this unit is equivalent to about 70 thousand head of poultry/day. However, since 2005 this output had already been incorporated in the Company’s own production capacity with the operation  working on a production against order basis.

Mineiros Agro-Industrial Complex – GO - The Mineiros Agro-Industrial Plant in the state of Goiás, for the production of specialty poultry – principally turkeys, was unveiled on March 20 2007. Full capacity, expected to be reached before the end of 2008, is for the processing of 81 thousand tons/year at a total investment of R$ 240 million by Perdigão, partially financed by the BNDES. The Company’s integrated outgrowers are also investing some R$ 270 million for the construction of 200 production modules with financing from the Constitutional

Fund for the Midwest (FCO).

Sino dos Alpes – Bom Retiro – RS - On March 16 2007, Perdigão finalized negotiations for the acquisition of Sino dos Alpes Alimentos Ltda., a specialty products plant in Bom Retiro do Sul, state of Rio Grande do Sul and a subsidiary of Grandi Salumifici Italiani (GSI), a group which is a leader in the specialty meats market in Italy.  The investment in this acquisition amounted to R$ 5.5 million.

Expansion in the Distribution Chain – The upgrading of the distribution chain with the new DC to be opened in São Paulo, and the construction of Distribution Centers in Salvador-BA, Rio Verde-GO, Fortaleza-CE and the building of the new Distribution Center in Bom Conselho-PE, (work in progress), will ensure the expansion and modernization of the Company’s logistics network. This will enhance the efficiency of the operations and reinforce the quality of services offered to the customers as well as capturing synergies and cutting costs. The São Paulo Distribution Center is under construction at a site adjacent to the Régis Bittencourt Highway and close to the new São Paulo Rodoanel Beltway, thus strategically located to interconnect the south of the country and the principal national highways fanning out to all points of the country. The Distribution Center is to have an estimated 23 thousand pallet storage positions and 50 loading bays, which will facilitate simultaneous inward delivery and outward shipment. The DC is scheduled to begin operations before the end of the first half of 2008.

New Business	Announcement	Investments R$ millions	Location

BATÁVIA	28-Nov-07	R$ 155	Carambeí - PR
Dairy Products			Concórdia - SC
(Acquisition of the remaining 49% stake)
ELEVA	30-Oct-07	R$ 1,676	Argentina, Bahia, Goiás, Mato
Dairy Products			Grosso do Sul, São Paulo e
and Meats			Rio Grande do Sul.
(acquisition of 100% of the Company - 46% in cash of and 54% in shares)
BATÁVIA	17-Sep-07	R$ 70	Bom Conselho - PE
Dairy Products
(construction of plant: 18-24 mounths)
UNILEVER	25-Jun-07	R$ 75	Valinhos - SP
Margarines
(acquisition of brands and a Joint Venture)
BEEF	19-Jun-07	R$ 110	Mirassol D'oeste - MT

(acquisition of a industrial unit)
PLUSFOOD	22-May-07	R$ 45	Oosterwolde - The Netherlands
Meet Processing			Wrexham - United Kingdom
Constanza - Romênia
(acquisition of 100% of the Company, with 3 units in Europe)
PET FOOD	15-Mar-07	R$ 4	Francisco Beltrão - PR
(construction of plant)

AGROINDUSTRIAL COMPLEX	Announcement	Investments R$ millions	Location

MEAT PROCESSING	17-Sep-07	R$ 100	Bom Conselho - PE

(construction of plant: 18-24 mounths)
AMPLIAÇÃO DE NOVA MUTUM	17-Aug-07	R$ 30	Nova Mutum - MT
Poultry Slaugthering
(increase in production capacity)
PARAÍSO AGROINDUSTRIAL	2-Aug-07	R$ 29	Jataí - GO
Poultry Slaugthering and
Feed Plant
(acquisition of a industrial unit)
AGROINDUSTRIAL COMPLEX	20-Mar-07	R$ 240	Mineiros - GO
Specialty Poultry - Turkey
(inauguration of a plant in construction)
SINO DOS ALPES	16-Mar-07	R$ 6	Bom Retiro do Sul - RS
Specialty Meats
(acquisition of a industrial unit)

* Total amount invested.

During the year, the Company allocated more than R$ 126.1 million of investments in breeder poultry and hogs due to the increase and replacement of breeding stock.

OPERATING PERFORMANCE

Production

Meat production rose 11.4% during the year and 10.3% in the quarter, enabling Perdigão to sustain its sales to both the domestic and overseas markets. At the end of August, the Company began beef cattle slaughtering at the plant acquired in Mirassol D’Oeste in the state of Mato Grosso, at the same time discontinuing production in Cachoeira Alta, state of Goiás. Margarine production is incorporated in Other Process Products, justifying the jump in this item by 59.4% in the quarter and 29.2% for the year as a whole.

Production	4Q07	4Q06	% Ch.	2007	2006	% Ch.
Poultry Slaughter (million heads)	158.5	143.6	10.4	627.3	547.4	14.6
Hog/ Cattle Slaughter (thousand heads)	939.1	956.3	(1.8)	3,774.7	3,655.8	3.3
Poultry Meats (thousand tons)	237.1	204.8	15.8	902.5	773.4	16.7
Pork/Beef Meats (thousand tons)	150.9	147.0	2.7	580.4	557.2	4.2
Total Meats (thousand tons)	388.0	351.7	10.3	1,482.9	1,330.6	11.4
Other Processed Products (thousand tons)	12.1	7.6	59.4	35.7	27.7	29.2
Feed and Premix (thousand tons)	1,034.4	865.5	19.5	3,932.7	3,280.2	19.9
One-day Chicks (million units)	169.5	156.2	8.5	667.0	579.8	15.1

In volume terms, production and sales of dairy-processed products are equivalent and we therefore show these volumes under domestic market performance.

Domestic Market

The domestic market reported R$ 4.6 billion in gross sales, a year-on-year increase of 25.9%. We continued to concentrate our strategy on building up our business in greater value-added products. This combined with a more favorable domestic scenario resulted in processed products accounting for 83.3% of total gross sales to the domestic market, amounting to R$ 3.8 billion for the year and a growth of 26.1% in sales revenue and 22.3% in volume.

Sales volume of meats rose 4.1%, with sales revenue 13% up thanks to the improvement in sales mix in this market. Elaborated/processed meats posted an increase of 15.1% in sales revenue and 10.5% by volume, the highlight here being frozen and specialty products together with specialty poultry. In-natura products, diverted to the export market, reported a drop of 32.7% in volume and 5.1% in sales revenue. This contrasted with 2006, when due to questions of avian influenza outbreaks, commodity-type products had to be sold on the domestic market.

	Tons (thousand)			Sales (R$ million)
Domestic Market	4Q07	4Q06	% Ch.	4Q07	4Q06	% Ch.
MEATS	186.7	175.1	6.6	986.2	855.1	15.3
In-Natura	15.2	16.6	(8.5)	75.1	67.9	10.5
- Poultry	11.0	13.2	(16.9)	53.7	53.6	0.1
- Pork/Beef	4.2	3.4	24.2	21.4	14.3	49.5
Elaborated/Processed (meats)	171.6	158.5	8.2	911.1	787.2	15.7
DAIRY PRODUCTS	69.0	71.6	(3.6)	208.5	195.8	6.5
- Milk	31.7	31.5	0.6	59.3	51.8	14.4
- Dairy Products/ Juice/ Others	37.3	40.0	(6.9)	149.2	143.9	3.6
Other Processed	26.3	8.9	195.8	147.7	64.6	128.6
Soybean Products/ Others	50.5	48.8	3.4	75.0	57.9	29.6
TOTAL	332.5	304.4	9.2	1,417.4	1,173.4	20.8

PROCESSED	235.1	207.5	13.3	1,207.9	995.7	21.3
% total sales	70.7	68.2		85.2	84.9

	2007	2006	%Ch.	2007	2006	%Ch.
MEATS	646.0	620.2	4.1	3,120.2	2,762.4	13.0
In-Natura	61.0	90.7	(32.7)	279.3	294.4	(5.1)
- Poultry	47.6	72.8	(34.6)	215.2	225.7	(4.7)
- Pork/Beef	13.4	17.9	(24.9)	64.1	68.7	(6.7)
Elaborated/Processed (meats)	584.9	529.5	10.5	2,840.9	2,468.0	15.1
DAIRY PRODUCTS	278.0	162.1	71.4	832.1	441.7	88.4
- Milk	127.5	73.5	73.6	242.8	122.0	99.0
- Dairy Products/ Juice/ Others	150.4	88.7	69.6	589.4	319.7	84.3
Others Processed	62.3	33.8	84.2	392.3	244.3	60.6
Soybean Products/ Others	184.5	182.0	1.4	244.5	196.2	24.6
TOTAL	1170.8	998.2	17.3	4,589.2	3,644.5	25.9

PROCESSED	797.7	652.0	22.3	3,822.6	3,032.0	26.1
% total sales	68.1	65.3		83.3	83.2

Dairy-processed products accounted for 18.1% of domestic sales, contributing to domestic market performance and reporting a growth of 88.4% in sales and 71.4% in volume. This activity was incorporated in June 2006, when Perdigão acquired the remaining stake in Batávia S.A.

Other processed products, including pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based food line, among others, increased 84.2% by volume and 60.6% in sales, the increase in the margarine business being particularly strong since August 2007, with the acquisition of the Doriana, Delicata and Claybon brands and the joint venture with Unilever to manage the Becel brand.

The improvement of 6.5% in average prices during the year gave an added lift to the good sales performance and profit margins, the average price of meats and dairy-processed products rising 8.2% and 8.6% respectively. Conversely, average costs were 3.1% higher, 3.3% up in the case of meats and 2.9% for dairy-processed products.

In the final quarter, domestic market sales grew 20.8%, the main drivers being: meats 15.3%

and 6.6% higher in terms of sales revenue and volume, respectively, on an average price increase of 7.6%. This partially offset an average hike in costs of 8.6%, particularly driven by higher grain prices. Dairy-processed products reported a 6.5% growth in sales with volume down 3.6% due to weaker demand, also reflected in a price rise of only 9.6% against an increase in average costs of 11%. Additionally, the Company saw an increase particularly in the margarine segment, the growth in Other Processed Products being 128.6% in sales and 195.8% in volume.

During 2007 products launched under the Perdigão brand were the Toque de Sabor line of sauces in four flavors: four cheeses, bolognese, ragu sauce with pieces of tomato and pepperoni, as well as chicken and mascarpone quickpizza and lasagna pizzaiolo style. The Company also launched the Batavo-branded meat products: lasagna pizzaiolo style and stringed chicken lasagna, sliced cooked ham, luncheon meat and smoked bologna sausage, Borella salami, minced pepperoni pizza, beef meat balls, turkey hearts, Borella and Alteza salami, sliced ham and luncheon meat, Frozen Turkey Sausage, Panaché Vegetable Mix, Manioc Sticks and Naturis Soybeans in Grain. Batavo branded dairy-processed product launches were: Pense Light (Yogurt Line Special), new Batavinho line flavors, Fruitier infant version, Bio Fibras and Bio Fibras Zero Açúcar (Special Iogurt Line).

Market share by volume based on AC Nielsen data is as follows:

Source: AC Nielsen

DISTRIBUTION CHANNELS

(In Revenues)

Exports

Exports reached R$ 3.2 billion, growing by 30% in revenue during the year, despite the impact of the Real’s appreciation of more than 17% against the US dollar, and driven by a significant improvement in demand for protein together with the competitive advantages of Brazilian production costs.

Meat export volume amounted to 824.8 thousand tons, an 18.6% increase, with sales revenues up by 30% during the year. Exports of processed meats posted an increase of 32.8% in volume and 45.3% in sales revenue, reflecting the strategy of growing this business in the overseas market. Other processed products grew 36% in export revenue and 67.3% by volume.

Activities began at the Company’s beef processing plant in Mirassol D’Oeste, in the state of Mato Grosso, production for the export market being prioritized. Operations began at a capacity of 500 head/day, the slaughtering rate to be increased to 2 thousand head/day before the end of 2008.

	Tons (thousand)			Sales (R$ million)
Exports	3Q07	3Q06	% Ch.	3Q07	3Q06	% Ch.
MEATS	217.6	195.8	11.2	857.3	732.9	17.0
. In-Natura	177.2	160.5	10.4	630.7	560.2	12.6
- Poultry	146.7	125.4	16.9	494.5	398.3	24.2
- Pork/Beef	30.5	35.1	(13.0)	136.2	161.9	(15.8)
Elaborated/Processed (meats)	40.4	35.3	14.7	226.5	172.7	31.1
Other Processed	0.4	0.3	7.0	1.4	1.7	(16.8)
TOTAL	218.0	196.1	11.2	858.7	734.6	16.9

PROCESSED	40.8	35.6	14.6	227.9	174.4	30.7
% total sales	18.7	18.2		26.5	23.7

	YTD 2007	YTD 2006	% Ch.	YTD 2007	YTD 2006	% Ch.
MEATS	824.8	695.5	18.6	3,193.6	2,457.1	30.0
In-Natura	675.6	583.2	15.9	2,394.7	1,907.3	25.6
- Poultry	555.2	457.4	21.4	1,865.7	1,338.3	39.4
- Pork/Beef	120.4	125.8	(4.2)	529.0	569.1	(7.0)
Elaborated/Processed (meats)	149.2	112.4	32.8	798.8	549.8	45.3
Other Processed	1.4	0.8	67.3	5.9	4.3	36.0
TOTAL	826.2	696.4	18.6	3,199.4	2,461.4	30.0

PROCESSED	150.6	113.2	33.0	804.7	554.1	45.2
% total sales	18.2	16.3		25.2	22.5

Average prices have risen gradually, recording an increase of 24.8% in 2007 in US dollar FOB terms compared with 2006. Fourth quarter compared with third quarter 2007 growth was 7.3% while there was an increase of 29% compared with the same quarter in 2006.

The average price in Reals for the year was 9.6% more against higher average costs of 5.3%. In the fourth quarter, prices rose 5.2%, as opposed to an average cost increase of 8.7%, a reflection the appreciation of the Real in relation to foreign exchange rates for exports and the impact of the rise in grain prices on overseas commodity sales, the end result of this being a squeeze on margins.

In the fourth quarter, exports amounted to R$ 858.7 million, a 16.9% increase, with meat volume 11.2% higher against export revenue reporting a 17% improvement, elaborated/processed products rising by 14.7% in volumes and 31.1% in revenue.

Perdigão reported the following performance in its leading overseas markets:

•                  Europe  –The consistent recovery in consumption associated to the world increase in corn prices, combined with a reduction in investments by local producers were critical in pushing prices higher to their current levels, reflecting the growth in export volume of 18.9% and revenues of 35.2% for the year. Trade quotas established by the European Union permitting lower import tariffs on Brazilian imports  salted breast of chicken, turkey breast, and prepared and processed chicken – came into effect in July 2007.

•                  Middle East – The increase of 21.6% in volumes and 40.8% in revenues reflected the improvement in prices and demand in this market.

•                  Far East – Volumes were 20.5% up with revenues 28% higher reflecting the good performance reported in the Asian markets. The exception was the situation prevailing in China with reports of blue ear disease outbreaks in hogs and cases of avian influenza in the duck population in southern China. This has reflected in some instability in the Hong Kong market.

•                  Eurasia – Volumes increased by 16.2% on export revenue 16% higher. We were able to report only a modest performance in this market due to the Russian trade ban on Brazilian pork exports, the only exception being made for exports from the state of Rio Grande do Sul. Until September, the Ukraine also placed restrictions on hog imports for the pork meat industry, and for which lower import duties apply.

•                  Africa, the Americas and Other Countries – These markets reported a growth of 10.4% in volume and 19.8% in export revenue, although the speed with which costs increased, especially at the end of the year, prevented these from being fully passed on to prices. Good demand was registered in the African market and the resumption of business with Venezuela helped support overall growth in these markets.

EXPORTS BY REGION

(% net revenue)

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

We ended the year with net sales 27.3% higher than in 2006, amounting to R$ 6.6 billion, supported by growth in the meats business both in the domestic as well as export markets. This item was also boosted by the full integration of Batávia’s dairy-processed product activities in addition to the margarine and beef processing businesses acquired during the year.

Net sales to the domestic market reached R$ 3.5 billion while exports totaled R$ 3.2 billion, a growth of 24.7% and 30.4%, respectively. Net Sales were split 52.5% to domestic customers and 47.5% to overseas markets.

The relative share of processed poultry and meat products destined for export as well as dairy processed products and other processed products  including margarines – had a significant impact on the breakdown of Company sales. Not only did these contribute to the improvement in margins but they also helped diversify the sales portfolio and minimize the risks of the businesses. Processed higher value-added products already account for 53% of the Company’s total net sales.

DS – Domestic Sales                                         E – Exports

In the fourth quarter, net sales grew 19.2%, driven by sales of year-end seasonal products, these reporting better volume and prices with a growth in net sales of 21.1% in the domestic market and 16.8% in exports.

Cost of Sales

The lower growth in cost of sales compared with net sales performance for the year was instrumental in the 240 basis points gain in gross margin – achieved largely due to the acquisition of new businesses, the monitoring of production costs and to productivity gains in already consolidated activities of the Company. This was achieved in spite of lower revenue from exports in the face of the appreciation of the Real in the foreign exchange rate.

The prices of the leading raw materials rose sharply on the Chicago Board of Trade, soybeans increasing by 42.4% and corn by 56.4%. This had a knock-on effect on prices practiced in Brazil, with soybeans and corn growing on average 16% and 26.4%, respectively. In the light of this scenario, raw material costs came under pressure, notably in the final quarter of the year. These costs have significantly impacted the commodity-type products we sell, albeit partially offset by the incorporation of the new activities in dairy-processed products and beef in addition to a portfolio with a richer content of higher value-added processed products.  The cost of milk collection also experienced an upward spiral, prices having grown by 25.7% in the year and 19.1% in the last quarter, basically due to tighter inventory and an increase in production costs worldwide.  As a result, cost of sales rose 23.1% in the year and 21.9% in the final quarter.

Gross Margin and Gross Profit

The gross margin widened from 25.8% to 28.2% for the year, representing a growth of 39.4% in gross profit in 2007 to R$ 1.9 billion, a result of the good performance reported by both domestic and export markets and recently consolidated businesses, particularly dairy-processed products and margarines. In the final quarter, Perdigão posted gross profits of R$ 556.3 million, a 13%

increase, resulting in a gross margin of 28.9% against 30.5% recorded in the final quarter of 2006 - this a function of higher raw material costs.

Operating Expenses

Operating expenses also contributed to the Company’s annual performance, posting an increase of 150 basis points, a reflection of the capture of synergies from the new businesses.

With an absolute growth of 18.8% during the year and 13% in the fourth quarter, operating expenses were equivalent to 20.6% of net sales for the year and 20.8% in the final quarter as against 22.1% and 22%, respectively, for 2006 as a whole and for the fourth quarter of that year.

The contribution margin generated by the new businesses helped to reduce commercial expenses for the year from 20.6% to 19.3% of net sales, recording a nominal increase of 19.4%. This was achieved despite the inherently greater freight and distribution costs, including here the agricultural inspectors’ strikes, and investments in marketing, especially the new advertising campaigns for the Perdigão and Batavo brands. The partial outsourcing of distribution to a logistics operator and distribution to more remote areas also increased commercial overheads. In the final quarter, commercial expenses amounted to 19.6% of net sales against 20.6% for the same period a year earlier.

The growth in business was also reflected in administrative and management compensation expenses and management compensation, which were proportionally reduced in relation to net sales, declining from 1.6% to 1.4% for the year – a nominal growth of 10.4%. In the final quarter administrative expenses also fell from 1.4% to 1.2% of net operating sales, albeit increasing 8.2% in relation to the final quarter of 2006 in absolute amounts.

Operating Income and Operating Margin

In the light of this scenario, the Company reported an operating income before financial expenses totaling R$ 503.9 million, a 163.3% gain compared with 2006. The operating margin was 7.6% against 3.7% reported for the same period for the preceding year, a period when adverse factors surrounding the avian influenza outbreaks were impacting the poultry industry worldwide. In the final quarter, growth was 12.9%, operating margin decreasing from 8.6% to 8.1% due to cost pressures and the appreciation of the Real against the US dollar. This reduced gains recorded in export sales when converted into local currency, operating income before financial expenses posting R$ 155.9 million in the fourth quarter of 2007.

Financial Results

The Company recorded a decline in financial expenses of 18.5%, a result of changes in the management of foreign exchange exposure in the light of export volume, and the increase in cash investments. This allowed us to manage our financial position to support the Company’s investment and working capital requirements, also incorporating the disbursements for the acquisitions announced during the year in our cash flow.

In the final quarter, we recorded a 4% increase in financial expenses. This was largely due to financial expenses of R$ 29.8 million, arising from the placement, underwriting, fees and other expenditures with respect to the primary offering of shares in December 2007. The offering resulted in an additional R$ 900 million in funding, being allocated principally for settling the 46.23% cash portion of the Eleva Alimentos S.A. acquisition

Strong cash generation from business activities and the additional resources raised through the primary offerings at the end of both 2006 and 2007 underpinned the capital outlays necessary for capex requirements and the new businesses. Perdigão was thus able to reduce its net debt by 32.3% during the year from R$ 633.5 million to R$ 428.9 million.

Debt	On December 31, 2007		On December 31, 2006
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	237.6	382.4	620.1	502.8	23.3
Foreign Currency	814.2	831.6	1,645.8	1,331.3	23.6
Gross Debt	1,051.8	1,214.1	2,265.9	1,834.1	23.5
Cash Investments
Local Currency	1,452.6		1,452.6	956.6	51.8
Foreign Currency	321.1	63.3	384.4	243.9	57.6
Total Cash Investments	1,773.7	63.3	1,836.9	1,200.5	53.0
Net Accounting Debt	(721.9)	1,150.8	428.9	633.5	(32.3)
Exchange Rate Exposure - US$ million			(308.7)	(111.4)	177.2

The net debt to EBITDA ratio, annualized for the last twelve months, amounted to 0.5 times. Foreign exchange exposure totaled US$ 308.7 million, an increase of 177.2% in relation to the same period in 2006, forecasts for this exposure being revised due to the growth in the Company’s exports.

Net Income and Net Margin

Perdigão reported a net income of R$ 321.3 million, a 174% increase, with net margin rising to 4.8% against 2.3% in 2006. These improved results can be ascribed to good domestic and export market performance, together with the Company’s monitoring and management of costs and expenses, and to diversification, strategically developed to generate real and effective gains, with the focus on mitigating risks of the businesses.

In the final quarter, the Company reported a drop of 12.7% in net income due to cost pressures. These impacted the businesses faster than the Company was able to pass them on to the consumer. The quarter was also affected by foreign exchange variation on export revenue when translated in to local currency. Net income for the period was R$ 97.6 million, with a net margin of 5.1% against 6.9%.

In Other Operating Results, we sweep up tax breaks on investments in regions where we have operations, and in Non-Operating Results, the impact of some idle capacity costs. The Income Tax and Social Contribution item sweep up the effects of Interest on Capital and the revision of the Provision for Income Tax and Social Contribution on Tax Losses and negative calculation base of the wholly owned Batávia subsidiary.

EBITDA

Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 802.7 million, a year-on-year increase of 76.1%, and R$ 240.4 million, 16.2% higher in the final quarter of 2007. Consequently, there was a significant improvement in the EBITDA margin for the year to 12.1% against 8.7% in 2006, a marked gain of 340 basis points.

This result should be seen in the light of the successful strategy in place for the sustainable growth of the Company. Results also reflect the capture of synergies from the new businesses as well as an effective increase in added value at the consolidated businesses.

EBITDA	4th Quarter
R$ Million	2007	2006	% Ch.	2007	2006	% Ch.
Net Income	97.6	111.7	(12.7)	321.3	117.3	174.0
Minority Participation	(1.5)	3.2	—	3.2	7.1	(55.3)
Employees / Management Profit Sharing	12.0	11.4	4.7	27.2	11.5	136.2
Income tax and social contribution	(26.6)	(55.8)	(52.4)	32.1	(61.6)	—
Nonoperating Income	9.6	3.1	208.1	19.9	6.2	222.0
Net financial	69.4	66.7	4.0	105.4	129.3	(18.5)
Depreciation, amortization and depletion	79.9	66.5	20.2	293.6	245.9	19.4
= EBITDA	240.4	206.9	16.2	802.7	455.8	76.1

As already reported, in 2007 there was an increase in depreciation costs arising from the reclassification of poultry and hog breeding stock as a fixed asset as opposed to inventory.  This procedure has increased our accumulated depreciation by R$ 95.6 million, thus contributing a 140 basis points increase in EBITDA margin against 190 basis points for the preceding year, adjusted to the same base.

SHAREHOLDERS’ EQUITY

Shareholders’ Equity amounted to R$ 3.2 billion against R$ 2.1 billion on December 31 2006, a 50.5% increase. This increase reflects the paying in of the capital increase via a share subscription in December 2007 worth R$ 900 million. The annualized return on shareholders’ equity was 15.0% for the year.

Funding – Primary Offering - At the end of 2007, Perdigão successfully concluded a primary offering with the issue of 20 million new shares at a price of R$ 45.00 per share. Ratification and paying in of funds of R$ 900 million took place on December 18 2007, priority being given to the settlement of the cash portion of the Eleva Alimentos S.A. acquisition. On January 14 2008, as a result of demand for the offering, Credit Suisse (Brasil) S.A. partially exercised the greenshoe option on an additional lot of 744,200 shares, at the same price in the amount of R$ 33.5 million, the capital stock increasing to R$2.5 billion, represented by 186,701,352 common book-entry shares.

Incorporation of Shares - On January 21 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of Perdigão, in the amount of 20 million issued shares. As a result Perdigão’s, capital stock increased to R$ 3.4 billion, represented by 206.9 million common book-entry shares.

Intangible Assets – Our intangible assets constitute substantial and important competitive advantages making an important contribution to achieving our goals. Among these we would particularly highlight our institutional image, our brands, human capital, policy and management, technological and environmental processes, skills, ethics, transparency and innovation.

As part of the Company’s process of repositioning its brand name, we are running a marketing campaign directed especially to consumer perception in relation to our products and to bolstering the brand - Perdigão is the heart of Brazil – an innovative campaign that takes the consumer to a land of dreams. The Company is also running realignment campaign:  Batavo – Well with you for Batavo-branded products.

Risk Management - Perdigão adopts management practices for minimizing the risk to which it is exposed. Among the major risks are those of an operating nature: markets where the Company has its businesses, animal health controls, grains, food safety, environmental protection, internal controls and financial risks, details of which can be found in explanatory note 16 of the Financial Statements.

Shareholder Remuneration -  On August 31 2007, the Company paid out R$ 37.5 million, in interest on capital worth R$ 0.22654960 gross per share, as approved in a resolution of the Board of Directors’ meeting on June 18 2007. On December 18 2007, the Board approved the distribution of R$ 62.7 million in interest on capital of R$ 0.33795681 gross per share, payout to begin on February 29 2008. Total shareholder remuneration in the fiscal year was R$ 100.2 million, equivalent to 31.2% of net income for the fiscal year.

STOCK MARKET

Financial trading volume was a record and totaled an average of US$ 18.6 million/day of shares negotiated on the Bovespa and the New York Stock Exchange (NYSE), a growth of 120.8%. Boosted by the announcement of acquisitions and investments and by operating performance, the fourth quarter reported above average performance with a daily financial turnover of US$ 30.3 million - a growth of 175.6%.

Since 1994, when the Company’s shareholding control was acquired by a pool of pension funds and management was put into the hands of market professionals, market capitalization has multiplied more than 32 times, standing at R$ 8.2 billion on December 31 2007, equivalent to an average annual return of 30.9%.

Perdigão’s shares and ADRs performed above the leading Bovespa and NYSE stock indices, the shares – PRGA3, recording an appreciation of 47.6% on the Bovespa during the year and 10.7% in the final quarter. The ADRs – PDA, traded on the NYSE, recorded 78.6% growth during the year, a 12.1% appreciation in the final quarter.

PRGA	4Q07	4Q06	2007	2006
Share Price - R$*	44.26	29.98	44.26	29.98
Traded Shares (Volume)	59.3 million	46.1 million	197.6 million	156.6 million
Performance	10.7%	35.2%	47.6%	14.0%
Bovespa Index	5.7%	22.0%	43.6%	32.9%
IGC (Brazil Corp. Gov. Index)	(2.4)%	23.6%	31.5%	41.3%
ISE (Corp. Sustainability Index)	12.8%	20.3%	40.4%	37.8%

PDA	4Q07	4Q06	2007	2006
Share Price - US$*	49.24	27.57	49.24	27.57
Traded ADRs (Volume)	6.9 million	4.4 million	23.0 million	15.3 million
Performance	12.1%	36.3%	78.6%	21.1%
Dow Jones Index	(4.5)%	6.7%	6.4%	16.3%

* Closing Price

Annual trading volume in shares rose 26.2% and in ADRs, by 50.3%. The Company continued to be the domestic industry leader with 41.8% of the sector’s transactions on the Bovespa during the year and reaching 40.4% of total ADRs trading on the NYSE, reflected in the best liquidity reported by sector companies in the capital markets.

SOCIAL BALANCE

We created a further 5.7 thousand new jobs, thanks to further progress in our operations, a function of organic growth, with the inauguration of the Mineiros Agro-Industrial Complex, expansion in poultry and hog production and the incorporation of new businesses. We also reinforced our sales team as well as manpower in the domestic and international distribution areas. The latter initiative is designed to expand our marketing coverage in line with planned growth targets. We ended the year with 44.7 thousand employees, 14.6% more than year-end 2006.

Main Indicators	12.31.2007	12.31.2006	%Ch.
Number of Employees	44,752	39,048	14.6
Net Sales per Employee/year - R$ thousands	148.2	133.4	11.1
Productivity per Employee (tons/year)	41.4	39.7	4.3

In spite of the creation of more than five thousand new job openings and considering the gradual expansion of some of the industrial plants, we were able to report an effective gain in productivity indicators per employee. This reflects a higher growth in company production and revenues with a greater percentage of value-added products, together with further technological investments in the processes.

The concern for one of our leading intangible assets – our human capital – is constant at the Company. It involves employee well-being and health as well as contemplating a far-reaching program of training and skills-upgrading covering all levels of the corporate hierarchy. During the year, Perdigão invested R$ 128.7 million, 20.1% more, in employee benefits, training and career development.

Investments in environmental control amounted to R$ 22.4 million in the year – 9.1% less than 2006. At the Rio Verde Agro-Industrial Complex in the state of Goiás, the Company has begun a project, to be completed within 120 days, which will improve the environmental management of the unit. This will introduce greater safety measures in the way industrial operations are conducted, thus avoiding accidents.

The value-added generated totaled R$ 2.4 billion – a growth of 31.6%, the result of an improvement in sales.

Added Value Distribution

The Company was one of the highlights in Editora Expressão’s Social Management Yearbook.  Perdigão is a member of a select group of companies and entities seeking sustainable development, focused on generating results for its shareholders, employees and customers, but at the same time, investing and participating in the growth of the communities where it operates, and pursuing the preservation of natural resources and the environment.

We have begun implementing the Perdigão Sustainable Hog-Farming Project. The project involves the installation of 131 biodigesters at integrated outgrowers farms in the Midwest and South of Brazil and will lead to a reduction in greenhouse gas emissions equivalent to 120 thousand tons of CO² annually.

Also worthy of note is the Perdigão Social Action, a community development solidarity chain including actions such as: medical examinations, dental treatment, vaccinations, preventive health guidance, issue and regularization of documents, musical group presentations, theatrical shows and children’s play activities, among others. The program was responsible for 50 thousand attendances during the year, its focus being on the local needs of the population at sites where the Company has its operations.

CORPORATE GOVERNANCE

Ba1 Rating - Moody’s Investors Service assigned a first time Ba1 global local currency corporate family rating to Perdigão. This classification is the best attributed to companies in this sector in the world. It takes into account the Company’s competitive global positioning as one of the largest food processors in Latin America with a strong domestic and international presence, exporting its products to more than one hundred countries. The rating agency also highlights the diversification of the businesses, reduced risks and a sustained long-term strategy, besides specifically citing the Company’s high standards of corporate governance.

Sarbox Certification - The Company was also awarded the certification for compliance with the Rules under the Sarbanes Oxley Act (302 and 404), following the implementation of internal controls. Perdigão is among a select group of Brazilian companies that are ratified for this certification, further enhancing the degree of transparency, ethics, commitment and disclosure to the capital markets.

Management - In accordance with the principles of good corporate governance, we are implementing a harmonious succession process at the Company. This is a long-term plan, involving the preparation of the Company and its professionals for this transition. We began the process in April 2007 by introducing a comprehensive revamping of Perdigão’s management, structure, the Company ceasing to be managed by areas and adopting the business unit model. In addition, the Chief Executive Officer was appointed as Chairman of the Board of Directors, to accumulate the two positions for a term of one year until the appointment of a new CEO. New members were also elected to the Board, all of them independent and renowned professionals in their field of activity.

Abrasca Seal - The Company signed up to the ABRASCA Manual for the Control and Disclosure of Material Information upon its launch on July 6 at the Bovespa. Perdigão is among the first nine companies to use the Abrasca seal on its announcements.

Awards and Highlights: Perdigão is among the 100 Top World Companies of the 2008 BCG 100 New Global Challengers, sponsored by The Boston Consulting Group. The Company was also elected by IR Global Ranking 2007 as the Best Brazilian Company and the Best Company in the Consumption and Retail Sector in Latin America in Corporate Governance. The ranking process in which 145 companies from 33 countries participated, is organized by MZ Consult, jointly with JP Morgan, KPMG and Linklaters. According to the investor perception study conducted by IR Magazine Awards – Brazil 2007 and prepared by the FGV (Getúlio Vargas Foundation), Perdigão and its IR executives are classified among the Top 10 in the following principal categories: Large Cap company - Grand Prix for the Best IR Program; Best Corporate Governance; Best Annual Report; Best IR Executive and a citation for the availability of conference call transcripts. The survey was conducted among 200 professionals from the investment community and 2,170 individual investors.

Difused Control – Equal Rights

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors.

OUTLOOK

In 2007, the Company grew, met important targets in its strategic plan, generated more employment, implemented new solutions for facilitating the daily activities of millions of consumers and contributed to the improvement in the quality of life of the communities where it runs its businesses.

Growth assumptions for 2008 contemplate the incorporation of the new businesses and acquisitions, negotiations for which have already been concluded, the continued work on plans for internationalization and the projected expansion in the strategic plan 2007-2011. Based on the current macroeconomic scenario, we are forecasting the following growth in 2008, considering the pro-forma consolidated figures for Perdigão, Eleva and Plusfood in 2007:

•                  Growth of approximately 13% in total commercialized volumes of meats and other processed products (frozen and chilled products), with a forecasted increase of about 15% to the domestic market and in the region of 10% for export volume;

•                  Increase of approximately 40% for volumes of dairy-processed products;

•                  Capital expenditures of about R$ 0.8 billion;

•                  Investments of about R$ 140 million in breeding poultry and hogs.

Based on consolidated growth at Perdigão with the incorporation of Eleva and Plusfood as from the first quarter 2008, the year-on-year outlook is for meat volumes to grow about 39% and dairy-processed products by 340%.

We believe that it is possible to capture commercial, operational and financial synergies, in addition to fiscal benefits generated from the amortization of the goodwill from the Eleva acquisition. Further synergies should arise from the beef, margarine and the European processing businesses.

The year was an unparalleled one for the development of Perdigão’s businesses. This success would not have been possible without the credibility deposited in us by our investors, present on each occasion when the Company took important decisions. All this progress stems from the determination and pertinacity always apparent in our team of nearly 45 thousand employees. We would like to thank all stakeholders - they are an integral part of our success and provide us with the support in our corporate development.

São Paulo, February 2008

Nildemar Secches

Chairman of the Board of Directors

and Chief Executive Officer

Exhibits I

PERDIGÃO S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
DECEMBER 31, 2007 AND 2006 (in millions of Brazilian Reais, in accordance with Corporate Law)

BALANCE SHEET

	2007	2006
ASSETS	6,543.3	4,829.3
CURRENT ASSETS	3,768.2	2,751.5
NONCURRENT ASSETS	254.3	238.7
PERMANENT	2,520.8	1,839.1
Investments	134.8	19.8
Property, Plant and Equipment	2,136.9	1,663.8
Deferred Charges	249.1	155.5
LIABILITIES AND SHAREHOLDERS’ EQUITY	6,543.3	4,829.3
CURRENT LIABILITIES	1,941.3	1,251.5
LONG TERM LIABILITIES	1,376.1	1,434.0
MINORITY INTEREST	—	39.0
SHAREHOLDERS’ EQUITY	3,226.0	2,104.9
Capital Stock Restated	2,500.0	1,600.0
Reserves	726.0	504.9

INCOME STATEMENT

	4Q07	4Q06	% Ch.	2007	2006	% Ch.
GROSS SALES	2,276.0	1,908.0	19.3	7,788.6	6,106.0	27.6
Domestic Sales	1,417.4	1,173.4	20.8	4,589.2	3,644.5	25.9
Exports	858.7	734.6	16.9	3,199.4	2,461.4	30.0
Sales Deductions	(353.8)	(295.2)	19.8	(1,155.2)	(896.2)	28.9
NET SALES	1,922.2	1,612.8	19.2	6,633.4	5,209.8	27.3
Cost of Sales	(1,365.9)	(1,120.3)	21.9	(4,760.1)	(3,865.7)	23.1
GROSS PROFIT	556.3	492.5	13.0	1,873.3	1,344.1	39.4
Operating Expenses	(400.4)	(354.3)	13.0	(1,369.4)	(1,152.7)	18.8
OPERATING INCOME BEFORE FINANCIAL EXPENSES	155.9	138.2	12.9	503.9	191.4	163.3
Financial Expenses, net	(69.4)	(66.7)	4.0	(105.4)	(129.3)	(18.5)
Other Operating Results	4.5	2.2	104.9	5.1	18.4	(72.2)
INCOME FROM OPERATIONS	91.1	73.7	23.6	403.7	80.5	401.4
Nonoperating Income	(9.6)	(3.1)	208.1	(19.9)	(6.2)	222.0
INCOME BEFORE TAXES	81.4	70.6	15.4	383.8	74.3	416.3
Income Tax and Social Contribution	26.6	55.8	(52.4)	(32.1)	61.6	—
Employees / Management Profit Sharing	(12.0)	(11.4)	4.7	(27.2)	(11.5)	136.2
Minority Interest	1.5	(3.2)	—	(3.2)	(7.1)	(55.3)
NET INCOME	97.6	111.7	(12.7)	321.3	117.3	174.0
EBITDA	240.4	206.9	16.2	802.7	455.8	76.1

EXHIBIT II – PROFORMA – PERDIGÃO, PLUSFOOD AND ELEVA

BALANCE SHEET
(in millions of Brazilian reais, in accordance with Corporate Law)

	2007	2006
ASSETS	7,792.3	5,777.9
CURRENT ASSETS	4,195.7	2,915.0
NONCURRENT ASSETS	455.6	416.7
PERMANENT	3,141.0	2,446.1
Investments	135.1	19.9
Property, Plant and Equipment	2,748.6	2,256.3
Deferred Charges	257.2	169.9
LIABILITIES AND SHAREHOLDERS’ EQUITY	7,792.3	5,777.9
CURRENT LIABILITIES	2,598.3	1,683.2
LONG TERM LIABILITIES	1,968.0	1,894.9
MINORITY INTERES	(0.0)	94.9
SHAREHOLDERS’ EQUITY	3,226.0	2,104.9

INCOME STATEMENT

	2007	2006	Var. %
GROSS SALES	10,624.9	8,268.2	28.5
Domestic Sales	6,462.3	5,163.3	25.2
Exports	4,162.6	3,105.0	34.1
Sales Deductions	(1,511.1)	(1,189.2)	27.1
NET SALES	9,113.9	7,079.0	28.7
Cost of Sales	(6,678.0)	(5,411.1)	23.4
GROSS PROFIT	2,435.8	1,667.9	46.0
Operating Expenses	(1,892.5)	(1,535.3)	23.3
OPERATING INCOME BEFORE FINANCIAL EXPENSES	543.3	132.6	309.9
Financial Expenses, net	(75.3)	(138.0)	(45.4)
Other Operating Results	(31.1)	4.1	—
INCOME FROM OPERATIONS	436.9	(1.4)	—
Nonoperating Income	(22.0)	0.9	—
INCOME BEFORE TAXES	414.9	(0.5)	—
Income Tax and Social Contribution	(62.0)	78.5	—
Employees / Management Profit Sharing	(27.2)	(11.5)	136.2
Minority Interest	(4.3)	(11.3)	(61.8)
NET INCOME	321.4	55.2	482.8
EBITDA	906.0	487.5	85.9

The unaudited pro forma financial information is presented for informational purposes only and does not purport to project our future financial conditions or results of operations as of any future date or fort any future period.

All statements contained herein with regard to the Company`s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company`s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.